Arrived STR 2, LLC

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

April 26, 2023

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Pearlyne Paulemon

Re:	Arrived STR 2, LLC
Post Qualification Amendment on Form 1-A
Filed April 19, 2023
File No. 024-12171

Dear Ms. Paulemon,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post-Qualification Amendment No. 1 on Form 1-A, as amended (the “Offering Statement”), of Arrived STR 2, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 10:00 AM Eastern Time, Friday, April 28, 2023, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s Vice President of Legal at (814) 277-4833 ext. 701. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at john@arrived.com.

Sincerely,

ARRIVED STR 2, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal